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                             September 20, 2021

       Yandai Wang
       Chief Executive Officer
       SOS Limited
       Building 6, East Seaview Park
       298 Haijing Road, Yinzhu Street
       West Coast New District, Qingdoa City
       Shandong Province 266400
       People's Republic of China

                                                        Re: SOS Limited
                                                            Form 20-F for the
fiscal period ending December 31, 2020
                                                            Filed May 5, 2021
                                                            File No. 001-38051

       Dear Mr. Wang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal period ending December 31, 2020

       Part 1, page 1

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Cayman
Islands holding company with operations conducted by your
                                                        subsidiaries and
through contractual arrangements with a variable interest entity (VIE)
                                                        based in China and that
this structure involves unique risks to investors. Explain whether the VIE structure is
used to replicate foreign investment in Chinese-based companies where Chinese law
prohibits direct foreign investment in the operating companies, and disclose that investors
may never directly hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations
 Yandai Wang
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SOS Limited
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              2021 Limited
September
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         and/or value of your ADSs, including that it could cause the value of such securities to
         significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and investors as a result of this structure.
2. At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company
s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your Information on the
         Company section should address, but not necessarily be limited to the risks highlighted in
         Part I.
3. At the onset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
terms such as    we    or
            our    when describing activities or functions of a VIE. Disclose clearly the entity
         (including the domicile) in which investors hold their interest.
Item 3. Key Information, page 1

4. At the onset of Item 3, disclose clearly that the company uses a structure that involves a
         VIE based in China and what that entails. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in
         consolidation of the VIE   s operations and financial results into
your financial statements.
         Identify clearly the entity in which investors hold their interest and the entity(ies) in which
         the company   s operations are conducted. Describe the relevant
contractual agreements
         between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. At the onset of Item 3, disclose the risks that your corporate structure and being based in
         or having the majority of the company   s operations in China poses to
investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in your risk factor disclosure. For
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              2021 Limited
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         example, specifically discuss risks arising from the legal system in
China, including risks
         and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
9. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your
 Yandai Wang
SOS Limited
September 20, 2021
Page 4
         securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
D. Risk Factors, page 3

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
11.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474
with any questions.



FirstName LastNameYandai Wang                                   Sincerely,
Comapany NameSOS Limited
                                                                Division of
Corporation Finance
September 20, 2021 Page 4                                       Office of
Finance
FirstName LastName